FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of August 2026

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, 21 Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva 4913020, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

EXPLANATORY NOTE

The following exhibits are attached:

99.1 Notice of Proxy and Annual General Meeting of Shareholders to be held on September 8, 2026
99.2 Form of Proxy Card

Attached hereto is Registrant’s release dated August 10, 2026, announcing the Proxy Statement for Gilat Satellite Networks’ Annual General Shareholders’ Meeting.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated August 10, 2026	By:	/s/ Doron Kerbel
Doron Kerbel
CLO & Corporate Secretary

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Notice and Proxy of Annual General Meeting of Shareholders to be held on September 8, 2026

99.2	Form of Proxy Card